Exhibit 12

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except for Ratios	2007	2006	2005	2004	2003
Fixed charges:
Interest expense including amortization of debt discount	$ 482	$ 477	$ 504	$ 527	$ 574
Portion of rentals representing an interest factor	237	243	220	206	169
Total fixed charges	$ 719	$ 720	$ 724	$ 733	$ 743
Earnings available for fixed charges:
Net income	$ 1,855	$ 1,606	$ 1,026	$ 604	$ 1,056
Equity earnings net of distributions	(69)	(59)	(48)	(47)	15
Income taxes	1,154	919	410	252	581
Fixed charges	719	720	724	733	743
Earnings available for fixed charges	$ 3,659	$ 3,186	$ 2,112	$ 1,542	$ 2,395
Ratio of earnings to fixed charges	5.1	4.4	2.9	2.1	3.2